WADDELL & REED, INC. AND SUBSIDIARIES
(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Computation of Net Capital Requirement – Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2015

(In thousands)

Total stockholder's equity per balance sheet	$	550,512
Additions to capital – deferred tax and capitalized lease adjustment		18,489
Total stockholder's equity for computation of net capital		569,001
Nonallowable assets, including equity in subsidiaries		546,784
Haircuts on securities		499
Net capital		21,718
Minimum net capital requirement		250
Excess of net capital over minimum net capital requirement	$	21,468
Aggregate indebtedness	$	307,950
Ratio of aggregate indebtedness to net capital		14.18

Note: A reconciliation of the Company's net capital computation under Rule 15c3-1 is not necessary pursuant to Rule 17a-5(d)(4).

See accompanying report of independent registered public accounting firm.